David S. Hunt email: dh@hunt-pc.com	The Hunt Law Corporation A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

August 18, 2005

Kelly McCusker

Cicely Luckey

Peggy Kim, Esq.

Charito A. Mittelman, Esq.

Securities And Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Mail Stop 0409

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Registration Statement on Form 10SB/A

Amendment Filed May 31, 2005

File No. 0-51230

Dear Mss. McCusker, Luckey, Mittelman and Kim:

We are submitting our third amended registration statement on Form 10SB/A. This letter consolidates our responses to the 5 comments in your letter dated June 2, 2005 which contained the accounting comments inadvertently omitted by your office and the 34 comments contained in the June 14, 2005 letter. In order to expedite your review of the filings, we are pleased to provide the following itemized responses to your comments. Note that bold/underlined text throughout this response letter reflects a majority of the specific language that was added to the Form 10SB/A No.2. To further aid your review a black-lined copy comparing the latest amendment to the prior amendment is being submitted:

General

1.

Please contact filer support to revise the EDGAR tag to reflect that the filing is now on Form 10SB rather than Form 10.

Per our discussions with filer support and Ms. Kim we will continue to file amendments with an “SB” caption and file  requested that the EDGAR tag be revised to reflect that the filing is on Form 10SB rather than Form 10.

2.

Please revise your website to delete any references to investment opportunities in Castle Arch, such as those contained in the “Opportunities” section or tell us why you believe those statements do not constitute an offer to sell securities under Section 2(a)(l) of the Securities Act of 1933 to the public in violation of Section 5 of the Securities Act of 1933. Further, we reissue that part of our previous comment asking that you provide us with hard copies of the screen shots from the password-protected site.

We have deleted references to investment opportunities. Per your request, hard copies of the screen shots from the password-protected site are included in the FedEx.

3.

As a related matter, we note the text on your homepage, “Our vision strength and unprecedented capitalization model provide the Castle Arch investor with a unique and fortified opportunity.” (emphasis added) Please tell us how your capitalization model is “unprecedented.”

We have removed the word “unprecedented” from the text on our homepage. Our Web site was created as part of logo design, letterhead and other company image materials. Our Web site is not used to raise capital or conduct our business or sell product. Therefore, we have no objections to removing language that can be perceived as puffery or needlessly promotional.

Risk Factors---Beginning on Page 2

4.

In light of your response to previous comment 41, please add a risk factor describing the impact on common unit holders as a result of the preferred dividend and liquidation rights of preferred unit holders.

We now add a risk factor stating that:

Holders of common units have a greater risk than holders of our preferred member units because preferred units have liquidation preferences over common units.

Holders of our preferred member units have liquidation preferences over our common units. The result is that in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of record of our preferred member units will be entitled to recover their investment prior and in preference to any distribution of any of our remaining assets or surplus funds, if any remain, to the holders of our common units.

Need for substantial additional funds

5.

Expand your response to previous comment 5 to quantify the amount of funding needed to complete the purchase of properties in Fresno and for employment compensation for the coming year. Provide estimates where actual figures are not available.

We have added the following language after the first sentence of the risk factor: Our executives collectively earn $80,000 per month or a collective total of $960,000 per year. In addition, other employees bring our estimated total employment compensation outlays for the next 12 months at approximately $1,150,000. Cash requirements for property purchases in the next 12 months are likely to be in the tens of millions of dollars.

We cannot accurately quantify the exact amounts that we will need for land transactions due to the fact that we are not yet familiar with many of the likely land purchase opportunities that we are likely to consider executing upon in the next 12 months.

The Success of Our Company Depends on the Continuing Efforts...page 6

6.

Expand your response to previous comment 7 to briefly describe the “other obligations." We note that some of those obligations relate to other real estate ventures that may pose conflicts of interest for management members in dividing their time among other ventures that may yield greater income or fees for them. For example, information previously on your website revealed that Mr. Geringer owns and manages at least two other properties and that Mr. Child is a managing member of two other real estate and holding companies. As a related matter, consider specifying any risks posed by the fact that your CEO may also devote as much time as he may deem necessary in fulfilling his obligations to Castle Arch whi1e he simultaneously serves as CEO for Covol Technologies.

We have added the following language:

For example, Mr. Geringer owns and manages other properties and Mr. Child is a managing member of two other real estate and holding companies and our CEO is a board member and officer of several other companies.

Please note that Mr. Cochran is no longer CEO of Covol Technologies.

Supermajority – Page 6

7.

In your response to previous comment 8, expand to disclose that your CEO currently holds 42% of your voting common stock so investors can evaluate the level of influence your CEO has in achieving the super-majority vote required for the various actions by members. We note that he currently holds enough voting stock to prevent his own removal from office. Please also list the other actions requiring super-majority vote as mentioned in section 6.14 of your May 12, 2005 Amended Operating Agreement.

We now state that:

Proposals to make amendments to our operating agreement, change our company into another legal form, or merge with another entity must be approved by the affirmative vote of members holding at least 70% of our outstanding common units. In addition, we now state that our chief executive officer may only be removed by the vote of a 70% supermajority of our members, but currently holds enough common units, 42%, to unilaterally vote down any other measure requiring supermajority vote, including a vote to remove him from office.

Business

8.

We note your response to comment nine in our prior letter, however, we reissue our previous comment asking you to include a description and timetable of the specific steps required in order to generate revenues and to quantify the costs to achieve each step. For example, describe the steps and associated costs in connection with your formation and organization, your capital raising and financing efforts, property acquisition, property design, construction and development, and disposition of developed properties. Currently, your disclosure focuses on the process for obtaining government approvals.

We have broadened the disclosure to further describe our formation and organization and our capital raising and financing efforts. In addition, we have clarified that In the past six months, our primary operational focus has been identifying raw land which we can entitle and resell without doing any physical development. Thus, currently property design, construction and development and disposition of developed properties, other than entitled properties, is outside of our operational focus and we believe misleading to discuss as anything more than a possible future business activity.

9.

Please expand your disclosure to reveal the amount of earnest money and other costs expended on the two larger parcels in Fresno to date. Also, clarify your intentions with respect to those two parcels in light of your statement that you will demand a refund of purchase money. The statement implies that you will cease further efforts to acquire those properties, however, your reference in the last paragraph on page 10 to the four properties being sufficient to generate income for you implies otherwise. Please clarify yon intentions relating to the larger properties throughout your filing.

We now disclose $200,000 in earnest money for the two properties. In addition, we clarify that “While we believe that we will ultimately purchase and resell the two Fresno properties, we anticipate that we will demand a refund of purchase money on a majority of our future purchase contracts.”

10.

We note your response to comment 10 in our prior letter. Please further describe what you mean by “growth stage.” For example, disclose whether you are referring to the time period until you generate revenues or become profitable. Please briefly describe your borrowing and leveraging policies after the growth stage.

We used the term “growth phase” but have now deleted it.  We now state that “In addition, we may use appropriate levels of debt to finance and close on properties that we have under contract where we estimate that the debt would not jeopardize our ability to meet our current obligations, maintain sufficient capital reserves for the subsequent 12 months and allow us to be considered economically viable by traditional banks and investment banks.”

11.

We note your response to comment 12 in our prior letter. Please revise each bullet to briefly describe your basis for the disclosure. In addition, it is unclear how your management concluded that one competitive advantage is the “upside return potential from land development" given all the risks you disclose are involved in deve1oping, securing land use permits and approvals, and maintaining the property.

We have removed each bullet point and its accompanying statement as we do not believe it helps the investor as it contains statements redundant do other disclosures in the document.

12.

As a related matter, it is unclear how you determined that you maintain a diversified real estate portfolio given your concentration on the retail, commercial and industrial sectors in a limited area. Tell us also how presenting loans to your members that are secured by the land purchased represents a competitive advantage. In your response you should consider comparing your strategies with industry, standard; on these subjects.

We have removed statements that reference a diversified real estate portfolio or our managers’ collective ability to deliver such. In addition, we have removed statements relating to any competitive advantage to our investments being in land (as opposed to capital deployments on technology, R&D or manufacturing which our management considers to lack the security of a land investment).

13.

We note your response to previous comment 14. Please revise to clarify your business plan by describing the material terms of each purchase option contract that you have entered into, disclosing the purchase options you intend to exercise and the ones for which you will demand a refund. Please discuss the likelihood of receiving a refund under the terms of the agreements. We note that in Note L to the Financial Statements, you state that $100,000 was paid as an earnest money deposit and that upon expiration of the review period the deposits become non-refundable. Please file these purchase option contracts as exhibits.

We do not actually enter into option contracts, but rather place deposits on land to hold it while we consider whether or not to purchase it. Thus, we have the option to fully purchase the land, but we are not actually entering into an option contract per se. We have added disclosures to identifying the location, size, purchase price and deposits paid and deposit date on each of the properties upon which we have paid deposits. Excepting the Fresno properties, we are not bound to pay, nor have we paid, more than 15% of our $4,419,412 in assets. Our largest deposit was $200,000. Based on our assets, we calculate that contracts that “will be performed” must exceed $650,000 before the contract must be filed as an exhibit. Thus, we do not believe that we are required to file these contracts under Regulation SB, Item 601(10)(i)(c).

14.

As a related matter, please expand your discussion to disclose specifically why you will be demanding refunds for purchase money on most of your purchase contracts. Specify the time that has lapsed since you provided the purchase money, the amount paid, and the foreseeable entitlement difficulties you encountered.

As stated in our response to comment 13, we have added disclosures to identifying the location, size, purchase price and deposits paid and deposit date on each of the properties upon which we have paid deposits. We do not currently believe that we will be demanding refunds on the majority of those properties. Other than our general disclosures about the difficulties in working properties through the entitlement process, we do not see any specific material difficulties. As was the case with the properties located in Bakersfield and Nashville, if unforeseen difficulties do arise we will not complete the purchase and will attempt to receive a refund on our deposit.

15.

We note your response to previous comment 16 and issue the comment. Please note that where applicable you may submit a request for confidential treatment on certain information contained in any exhibits you file pursuant to Item 601 of Regulation S-B. Refer to Rule 24b-2 under the Securities and Exchange Act of 1934 and Staff Legal Bulletin No. 1 which is available on our website at www.sec.gov. Please note that generally disclosure required by Regulation S-B is not an appropriate subject for confidential treatment, regardless of an exemption under FOIA. Refer to Section ILB2. of Staff Legal Bulletin No. l.

We have addressed previous comment 16 in our responses to present comments 14 and 15.  We also add that “it is possible to flip the property during the entitlement process.”

16.

With respect to your response to previous Comment 17, your statement that you have encountered no significant or unexpected regulatory restrictions or problems in gaining approval appears to conflict with your statement in response to comment 14 indicating that you will be demanding a refund of purchase money on a majority of your contracts due to foreseeable entitlement difficulties discovered by management. Please advise.

We do not believe that that language was contradictory. Nevertheless, neither phrase appears in this amendment.

17.

Please also expand your response to previous comment 17 to provide support for management’s belief of patterns of resistance among local groups. Please give specific examples of such resistance where possible.

Our management has not encountered any specific resistance. However, resistance to changes in the status quo are common. Especially, where larger parcels are being developed. We reference this type of resistance in our competition section to detail how a larger company may have an advantage over us because they may have the funds to change their plans, take on a resistance group, or wait our a resolution from a lawsuit, etc. The Fresno detail is no longer relevant as we are in the process of selling our rights in those properties.

18.

Please further describe the two smaller parcels discussed in the first paragraph on page 9, including the location, the purchase price and budget for development. Please describe the material terms of any contracts to acquire or purchase these parcels.

The two smaller parcels are no longer under consideration and references to them have been deleted from the registration statement.

Government and Environmental Regulation – Page 10

19.

Please tell us why you have deleted the information in response to previous comment 23. In your response, please also address whether you have indemnity obligation that should be disclosed

We currently do not intend to purchase properties that were formerly used for industrial purposes, such as old steel plants or factories. As such, references to possible remediation and related indemnity obligations (in connection with environmental contamination) were deleted because we do not currently believe that they are likely to be encountered in our business.

Financial Condition – Page 11

20.

Expand to Please revise to include the information required by Item 303(a) of Regulation S-B

 We do not believe that Item 303(a) of Regulation S-B applies to us because we have had no revenues from operations. Such, we provide only the information in paragraphs (a) and (c) of Item 303.

21.

Please clarify in your response to previous comment 27 your reference to the $9 million additional funds you plan to raise relates to the purchase of the smaller properties in Fresno. We understood in the first filing that the $9 million was meant to apply to the purchase of the larger properties in Fresno. It appears from your response to previous comment 14 that you are requesting a refund on funds submittal for that property. Please advise and/or clarify in the financial condition section where the additional $9 million you plan to raise will be applied.

We are in process of selling our rights to the Fresno properties. Upon the completion of the transaction, the purchase price for those properties will be paid from the proceeds of our resale price. As we disclose, we do not intend for this to be our primary model, but our lack of liquidity caused us to in effect flip the property to retain the value that we had created from working the properties through the entitlement process.

22.

Your response to previous comment 28 should be detailed in the Financial Condition discussion pursuant to Item 303(a)(1)(iii) of Regulation S-B. Simply stating that you “intend to raise additional funds” is vague and not helpful to investors.

Per your suggestion, we now add to our financial condition discussion by stating that: “Our primary source for funding has been private placements of our common and preferred member units.  In the future, we intend to source equity financing through investment banks and licensed broker dealers. In some cases, we will obtain the capital to purchase properties via joint ventures.”

23.

Please disclose your full response to previous comment 30.

We now disclose our full response to previous comment 30 in the body of the registration statement: “We intend to fund these compensation packages out of cash on hand. We intend for our land purchase contract commitments to be funded by remaining cash on hand, additional capital raises and joint ventures.”

Properties – Page 11

24.

We note your representation that the information contained in this section is updated as of May 27, 2005, however, in light of your response to previous comment 10 please confirm that you have updated this section to reflect your current status regarding the Firebaugh and Coalinga properties.

The properties we own and the location, size and the amount of the deposits which we have paid on the properties are presented in tabular form in the section entitled “Properties”.

Long-Term Incentive Plan/Awards/Employment Agreements – Page 16

25.

We note that you have deleted reference to severance packages in response to our previous comment 16. Please confirm our understanding that you currently have no severance package agreements with management.

We currently have no severance package agreements with management.

Recent Sales of Unregistered Transactions – Page 19

26.

Please revise to state the aggregate amount or value of consideration received for each sale. For example, refer to the issuances in May 2004, October 2004, February 2005 and March 2005.

We have amended our financials to include purchases of investment units by month from our inception to March 31, 2005. The outline of money raised and units issued is found in the section of the financials entitled “Statement of Changes in Members’ Capital Period from April 15, 2004 (inception) to March 31, 2005.”

27.

We note your response to comment 37 in our prior letter. Please describe the types of services provided by the two individuals who received common units in February 2005.

We now restate portions of the section entitled “Recent Sales of Unregistered Securities”. In our prior amendment, we overstated the number of units actually issued. All common units issued were either as a result of purchase or as compensation for introductions of investors to us.

28.

In your response to previous comment 37.  Please tell us the steps taken to determine that purchasers in the private transactions were accredited investors as defined in Rule 501 of Regulation D.

Each investor is required to fill out and sign an investor questionnaire wherein the potential investor represents whether: (1) the potential investor’s net worth (total assets less total liabilities including principal residence) or joint net worth with that person’s spouse exceeds $1,000,000; (2) Whether the potential investor is a natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year; and (3) Whether the potential investor had joint income with that person’s spouse in excess of $300,000 in each of the two most recent years and who reasonably expects a joint income in excess of $300,000 in the current year. Castle Arch does not accept any tender of investment unless the potential investor represents in signed writing that he or she meets at least one of the three items.

Description of Registrant’s Securities to be Registered– Page 22

29.

Please revise to state that none of your preferred units are convertible into common units or other voting securities, as disclosed in your response to comment 31 in our prior letter.

We now state that our preferred units are not convertible into commons units or other voting units.

30.

We note your response to previous comment 38. Please very briefly describe the liability limits set forth in Corp. C. Sec 17000.

We have added the following language to better described liability limits set forth in Corp. C. Sec 17000: The result is that subject to narrow exceptions, such as guarantor liability and alter-ego liability, members are not liable for the limited liability company’s obligations and/or liabilities.

31.

Please also address previous comment 38(e).

We now state that: Other than 70% supermajority voting requirements, our operating agreement does not have staggered board election requirements or other provisions that would have the effect of delaying, deferring, or preventing a change in control.

32.

Tell us where in your document you have included the information provided in response to previous comment 39. Also, please expand the response to describe with specificity the procedure for admitting new members, including that additional members must sign and be bound by the terms of the Amended Operating Agreement. Finally, the expanded disclosure should specifically address each question posed in previous comment 39.

We have further developed the disclosures in response to previous comment 39 and to this comment 32 in the first paragraph of Item 11. Description Of Registrant’s Securities To Be Registered by stating: Until a potential purchaser’s tender of investment is accepted, that potential investor no member rights and does not hold common or preferred units or any member rights. Prospective member/investor must provide the following executed documents: (1) investor suitability questionnaire; (2) subscription agreement; and (3) operating agreement counter-part signature page, wherein the investor agrees to be bound by the terms of the Amended Operating Agreement. Once these documents are reviewed and considered, the chief executive officer accepts the subscription by signing the acceptance line on the subscription agreement. Once the subscription is accepted, the investor becomes a member and our controller’s office instructs Colonial Stock Transfer Co., our transfer agent, to issue units to the investor.

Interim Unaudited Financial Statements

33.

Please advise us why you have included the results for the three months ended

March 31, 2005 on a comparative basis with the period from inception to December 31, 2004.

We now present updated financial disclosures per your comments.

Audited Financial Statements

34.

We will consider your responses to our accounting contents sent on June 2, 2005 upon filing your next amendment.

Acknowledged.

Responses to SEC comment letter dated June 2, 2005 containing the accounting comments inadvertently omitted from the SEC comment letter dated April 28, 2005.

Form 10 for the year ended December 31, 2004

Item 10. Recent Sales of Unregistered Securities, page 15

1.

Please provide the accounting guidance the Company used to value and record the issuance of 38,750 common units in July 2004 and 24,371 common units in October 2004 for referral fees for introductions, as well as the issuance of common units in February 2005 for compensation for services. Please explain how the units issued for referrals and for services recorded in your financial statements. Disclose your policy as appropriate in your Summary if Significant  Accounting Policies footnote to your financial statements.

Item 10. Recent Sales of Unregistered Securities on the Form 10 filed March 30, 2005 erroneously reported several issuances of common units for referral fees and compensation (38,750 in July, 2004, 24,731 in October, 2004 and issuance of common units for compensation in February, 2005).  For the period ended December 31, 2004, the Company has not yet  issued any units for such fees and services.  However, in the process of researching the issue, we discovered that the Company had not made an accrual for the value of finders fees to be paid with units that had not yet been issued.  In many cases, finders had the option of being paid with cash or a combination of cash and units. Accordingly, the value of units to be paid for referral fees was based on the amount of cash the finder would have been paid had he or she selected the “only cash” option less the amount of cash he would have been paid for the cash and units option.  This value was used for all finders’ fees to be paid with units regardless of whether the finder actually had the cash only option.  In 2005, some of the units had actually been issued in satisfaction of the obligations created by the underlying investments.  We have disclosed this method of valuation in the amended Form 10 as well as the footnotes to the restated financial statements.

Financial Statements

Statement of Operations, page 21

2.

Please tell us the basis for including interest income within revenues. Advise us or reclassify non-operating income below operating expenses as appropriate.

Initially, we had decided to disclose the interest income as a component of revenues as a typical source of income for an investment company.  Upon further deliberation, we have changed our stance, because of the treatment of the company as a development stage company and because, in the long run, interest income is expected to be such a small piece of revenues once the company begins to sell property.  As a result, we have now  presented interest earned as non-operating income in the restated financial statements.

3.

Please tell us what consideration was given to presenting the amount of net income (loss) allocated to each class of membership interest, including the common units, in your Statement of Operations. Further, please tell us why you have not disclosed the results of operation on a per unit basis.

We had originally allocated the loss to the various classes of membership units according to the length of time each  member had owned its respective units and based on the relative percentage ownership it obtained in each class by virtue of its investment.  Since membership units were defined only as only those units consisting of common and preferred units, we had not allocated any of the loss to the original founders nor to finders and others who may have been awarded only common units.  The restated financials present all units together as components of members’ capital without attempting to break out the units of common only, common and preferred units of the various rounds, etc. This presentation is more consistent with the typical LLC presentation and, in our opinion, is less confusing. We attempted to discuss this presentation with Kelly McCusker of the SEC, but the best we could was leave a detailed message describing what we had in mind for this presentation.  We have disclosed in the footnotes how income and losses are to be allocated according to the operating agreement as well as the number of units issued in each period for each class and the amount of funds received for those units. We have also disclosed the results of operations on a weighted average per unit basis on the statement of operations, as requested.

Statement of Changes in Members’ Capital, page 22

4.

Please reconcile for us and revise your filing if appropriate, the information included in your Statement of Changes in Members’ Capital with the disclosures regarding equity issuances elsewhere in your document (i.e. Item 10. Recent Sales of Unregistered Securities and Note 1A of your financial statements). It appears that the number of units outstanding in your Statement of Changes in Members’ Capital does not agree to the issuance described. Please advise. In addition, tell us what consideration was given to the disclosure requirements in paragraph 11(d) of SFAS 7.

The information included in the Statement of Changes in Members’ Capital now agrees to the information presented in the Recent Sales of Unregistered Securities. The units described in the latter as issued for finders fees had not actually been issued even though the obligation for them existed (for which we have now recorded a liability, as discussed above).  Units issued in satisfaction of the referral fee liability in 2005 have been recorded and disclosed.  We have also presented the issuance of units in the Statement of Members’ Capital on a month by month basis, in accordance with the requirements of paragraph 11(d) of SFAS 7.

5.

Please identify the managing member of the LLC and tell us how you determined the audited balance sheet of the managing member was not required.

The managing member of the Company is an individual, (Kirby Cochran).  Accordingly, we are not sure why an individual’s audited financial statements would be required anywhere in this submission or in the financial statements. Please clarify, if necessary.

We are prepared to address further comments to this filing, if necessary.  Thank you for your assistance in the registration process.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Castle Arch Real Estate Investment Company, L.L.C.